Exhibit 1
Monday, 30 June 2008
Dr. Richard. N. Nottenburg
Chief Executive Officer
Sonus Networks Inc.
7 Technology Park Drive
Westford, MA 01886
Via Electronic Mail
Dear Dr. Nottenburg,
We acknowledge receipt of your letter dated 28 June 2008 advising of the adoption by Sonus’ board of a poison pill. Wall Street has condemned this latest act from Sonus’ leadership as “indefensible” and an “inauspicious start for SONS’s new CEO” — a view which appears to be shared by many of the company’s shareholders. The fact that you have presented this retrograde step as being in shareholder interests simply serves to highlight the chasm that exists between the board’s perception of what is in the company’s best interest, and the markedly contrasting view of market professionals and the company’s owners.
It is appropriate to remind you that our current dialogue with the board was triggered by a benign and friendly shareholder initiative to strengthen the company by addressing shortcomings in governance and capital structure. These initiatives are only beneficial to the company and might be considered rather elementary steps for any business leadership seeking to demonstrate that they are worthy of the market’s trust.
The thinly veiled hostility demonstrated by the board, in response to both these proposals and to ourselves, is out of all proportion to the practical, common sense suggestions made, and we are at a loss to understand why you claim to be so threatened by the introduction of normal levels of transparency and accountability. Although you personally are a recent arrival at the company, it is important that you understand that many of the governance issues are long overdue to be addressed, and that shareholders are no longer willing to be brushed off with assurances that all will be well next year. There have already been too many “next years” that have gone unfulfilled.
As your most recent letter once again fails to address the issues at hand, and more worryingly, presents an account of recent events which we do not recognize, we thought it might be helpful to you if we set out the pertinent facts for the record:
1.	Sonus has a great business. Sonus’ two great strengths are its technology and its team. The talented and committed engineers, sales and other personnel have created market-leading products and captured market share, leading to a three-fold increase in revenues in the last five years. We applaud their dedication and performance, and expect that major customers such as BT, AT&T and others will continue to drive sales and even increase their purchases of Sonus equipment and services as they fully transition to IP.

As the high cash balance attests, the business itself is doing well, thanks to the ground work that had been done long before the last two weeks. Indeed, it is this success which is contributing to the need to intelligently invest some portion of the accumulated cash (currently standing at 43% of the company’s market capitalization) either through a share buyback, or a value-accretive acquisition. A modest share buyback would be an unequivocal vote of confidence in the company’s own stock, it would improve the return on equity, and it would demonstrate that the board is capable of advancing shareholders’ interests.

LEGATUM LIMITED	TELEPHONE +971 4 317 5800
LEVEL 9, CONVENTION TOWER	FACSIMILE +971 4 317 5811
71082 DUBAI, UAE	WWW.LEGATUM.COM

2.	Despite the business success of the company, Sonus’ stock price is now at five year lows. The stock price has declined nearly 25% since the closing price immediately preceding the annual meeting. Shareholders have been voting daily with their stock, and the market is persistently sending the company the clear message that it has lost confidence and trust in the leadership. This profound vote of no-confidence was amplified at the annual meeting when 43% of the shareholders withheld their votes for the incumbent directors without any solicitation whatsoever. Without immediate, serious and constructive action to restore confidence and trust in the board’s ability to lead, it is only a matter of time before the shareholders, the true owners of the company, will seek accountability for any failure to protect the company and their investment. It is entirely in your hands to resolve the situation with Legatum and turn the market’s perception around.

3.	Legatum has proposed a plan which we believe will begin to increase transparency and restore confidence and trust in the leadership of Sonus. Specifically:
w	Improve transparency by instituting normal corporate governance standards. This is a fundamental prerequisite if the company is ever to graduate to the major leagues.

w	Provide one mutually agreeable independent board seat and one Legatum board seat, to promote shareholder interests and spearhead a process of reform from within the board. The ongoing efforts to marginalize and silence the constructive engagement initiated by shareholders does the board no credit. There needs to be a clear demonstration of the board’s enthusiasm to listen and respond to legitimate shareholder concerns.

w	Conduct a share buyback; signaling the company’s confidence in itself, its ability to efficiently allocate capital, and the board’s desire to create shareholder value.
4.	Sonus has yet to take action on any of Legatum’s proposals. By studying Sonus’ five-year stock chart you will see that winning contracts, building market share and increasing revenues does not necessarily translate into shareholder value. Other than separating the current Chairman and CEO, a move which has not yet been enshrined in the company’s bylaws and which therefore can be reversed at any time by the board, Sonus has failed to address the plan Legatum has put forward. It is baffling and galling for investors to watch the leadership of Sonus brush off sensible shareholder proposals to restore confidence and trust in the company’s leadership while the stock languishes.

5.	Legatum has no interest in taking over Sonus. Legatum has stated repeatedly that we take a long term view of the company and will use our best endeavors to hold the board and management to account for the benefit of all shareholders. There is no threat of a “creeping acquisition” of Sonus by Legatum. Had you taken a few minutes to perform a simple check of the public record you would have noticed that Legatum has neither bought nor sold a single share of Sonus since 20 December 2007. Furthermore, all of Legatum’s trading is completely transparent as it must be reported publicly through securities filings.

6.	Your statements regarding a standstill agreement are misleading. Legatum has repeatedly agreed to a standstill, making the adoption of a poison pill completely unnecessary. Legatum not only agreed to sign a standstill, we were the first to propose it in writing. On 21 June 2008 Legatum sent a term sheet (see attached) to Sonus that included a standstill provision which would preclude Legatum from buying additional shares. Sonus never replied. Instead, you sent through a one-sided ultimatum which sought to strip Legatum of its rights as a shareholder, including the right to make any proposal or nominate directors for the next two annual meetings. Accepting such an entrenchment plan would make a mockery of shareholder rights, amounting to handcuffs and a gag on an investor merely advocating for increased shareholder value.

7.	Your statements regarding the dialogue between Legatum and Sonus are misleading. Legatum, not Sonus, has repeatedly attempted to initiate a dialogue in order to resolve the current impasse. The following sequence of events is critical to understanding why shareholders lack trust in the company’s leadership:
w	22 June 2008 – Through its lawyers, Sonus agrees to Legatum’s request for a meeting with the full Sonus board the coming week. There was some discussion regarding whether Thursday or Friday would work best as Hassan Ahmed was traveling on Thursday.

w	23 June 2008 – Legatum sends the board a letter stating “we welcome the fact that the board has agreed to meet with representatives of Legatum this week and we look forward to the opportunity to have a productive dialogue.”

w	24 June 2008 – Just hours before Legatum representatives board a plane to Boston, the board of Sonus advises, through its lawyers, that the meeting with Legatum has been cancelled, citing “scheduling conflicts”. Hours later, on a call initiated by Legatum, an independent director of Sonus gives “his word” that the cancellation is merely due to scheduling conflicts. The director promises to speak to the board regarding an alternate date. Taking this director at his word, Legatum takes no action and waits for an alternate date to be proposed. Despite patiently waiting two more days, no date is forthcoming.

w	26 June 2008 – Legatum calls Sonus’ General Counsel to ask that an alternate meeting date be scheduled as soon as possible. The General Counsel promises to speak to the board and states that “someone will respond to you today”. Later that day the company announces the adoption of a poison pill. Since, as you state in your letter, the poison pill was unanimously adopted by the board we note that somehow the board was able to overcome its “scheduling conflicts” to adopt a poison pill, but not to meet with the company’s largest shareholder to address ongoing, serious concerns.

w	You will understand that any reasonable person would interpret this series of events to mean that you at no time had any intention of entering into a bona fide discussion, or otherwise addressing shareholders’ concerns in any serious manner.
8.	Your statements regarding a non-disclosure agreement are misleading. Legatum has stated repeatedly that we do not want confidential information about the company. Nor is such information required in order to address the matters at hand. There is no necessity to have back-room discussions about Sonus or its prospects in order to address matters of good governance. Legatum wants what all other shareholders want: increased transparency, including better, more frequent and more trustworthy communications from the management about the strategic, operational and financial direction of the company. This is the cornerstone of Legatum’s push for reform at Sonus. There has been no objection to a non-disclosure agreement in principle, but rather to the specific, excessively broad, one-sided deal your lawyers offered up.

9.	The poison pill is unnecessary and harmful to the company. Usually, poison pills are adopted to prevent people from buying a company’s stock. In Sonus’ case, too many people buying its stock has not been the problem. Rather, the high volume of trading you have noticed is people selling the stock down. Moreover, the significant short position (14% of all outstanding shares) again reflects the market’s lack of confidence. The poison pill will only serve to further decrease demand, and will act as a drag on the stock until its repeal. Furthermore, given the transparency provided by the filing requirements surrounding any trading we might do, any suggestion of a surprise takeover by Legatum simply has no basis in reality. As there is no threat whatsoever of an unwanted takeover, it is difficult to avoid the conclusion that the board adopted the poison pill merely to entrench itself and maintain the status quo.

10.	Legatum remains open and committed to finding a resolution. If the board’s interests are truly aligned with shareholders, we see no reason for you to fear constructive engagement with your largest investor. We have made sensible proposals to the board which have been ignored. We have also asked for meetings with the board and been rebuffed. It is not possible to engage with a board that refuses to meet with us, or agrees to meet and then cancels. Nevertheless, to move things forward, we renew our offer to sign the standstill we sent to you on 21 June. In addition, to make the board feel more comfortable, Legatum would be willing to enter into a standard non disclosure agreement in the form attached hereto, subject to the full board’s agreement to meet with us and commitment to engage in a good faith dialogue to respond to our proposals.
Legatum believes that this board has a fundamental fiduciary duty to reverse direction and proceed in the best interests of all shareholders. Legatum has provided you with a clear and sensible path to resolve this matter expeditiously. Failing a collaborative response, we will be obliged to take all necessary steps to protect our investment, and thus once again urge you to abandon the current, pointlessly confrontational, course and invite you to instead pursue a respectful, honest and professional dialogue that will benefit the shareholders, employees and customers of Sonus alike.
It is not too late for us to work together to make Sonus the best it can be.
Yours sincerely,
LEGATUM LIMITED
Mark Stoleson
President

Cc:	Dr. Hassan M. Ahmed
Mr. Edward T. Anderson
Mr. John P. Cunningham
Mr. Howard E. Janzen
Mr. Paul J. Severino
Mr. H. Brian Thompson
Akin Gump Strauss Hauer & Feld LLP
Skadden, Arps, Slate, Meagher & Flom LLP